SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             SOFTWARE SPECTRUM, INC.
                             _______________________
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         _______________________________
                         (Title of Class of Securities)

                                    833960107
                                 ______________
                                 (CUSIP Number)

                                December 31, 1999
                      ______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                         Continued on following page(s)
                                  Page 1 of 21
                             Exhibit Index: Page 17

                                  SCHEDULE 13G

CUSIP No. 833960107                                          Page 2 of  21 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5       Sole Voting Power
Number of                                   41,640
  Shares
Beneficially               6       Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7       Sole Dispositive Power
  Person                                    41,640
   With
                           8       Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            41,640

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.12%

12       Type of Reporting Person*

                  PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 833960107                                          Page 3 of  21 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
Number of                                   41,640
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    41,640
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            41,640

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.12%

12       Type of Reporting Person*

                  PN



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 833960107                                          Page 4 of  21 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
Number of                                   111,041
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    111,041
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            111,041

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  2.98%

12       Type of Reporting Person*

                  OO; IV



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 833960107                                          Page 5 of  21 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
Number of                                   55,519
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    55,519
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            55,519

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  1.49%

12       Type of Reporting Person*

                  OO; IV



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 833960107                                          Page 6 of  21 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
Number of                                   166,560
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    166,560
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            166,560

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  4.47%

12       Type of Reporting Person*

                  OO; IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 833960107                                          Page 7 of  21 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
Number of                                   166,560
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    166,560
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            166,560

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [ X ]

11       Percent of Class Represented By Amount in Row (9)

                  4.47%

12       Type of Reporting Person*

                  CO; IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 833960107                                          Page 8 of  21 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  DR. PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
Number of                                   208,200
  Shares
Beneficially               6        Shared Voting Power
 Owned By                                   0
  Each
 Reporting                 7        Sole Dispositive Power
  Person                                    208,200
   With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            208,200

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [  ]

11       Percent of Class Represented By Amount in Row (9)

                  5.59%

12       Type of Reporting Person*

                  IA



                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 21 Pages




Item 1(a)         Name of Issuer:

                  Software Spectrum, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  2140 Merritt Drive, Garland, TX 75041.

Item 2(a)         Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)        Winston   Partners,   L.P.,   a   Delaware   limited
                            partnership ("Winston L.P.");

                  ii) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM");

                  iii) Winston Partners II LDC, a Cayman Islands exempted limited duration company ("Winston LDC");

                  iv)       Winston   Partners   II  LLC,  a  Delaware   limited
                            liability company ("Winston LLC");

                  v)        Chatterjee   Advisors   LLC,  a   Delaware   limited
                            liability company ("Chatterjee Advisors");

                  vi)       Chatterjee    Management    Company,    a   Delaware
                            Corporation ("Chatterjee Management"); and

                  vii)      Dr. Purnendu Chatterjee ("Dr. Chatterjee").

                  This Statement relates to Shares held for the accounts of Winston L.P., Winston LDC and Winston LLC.

                  CFM is the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

                  Chatterjee Advisors serves as the manager of each of Winston LDC and Winston LLC and is responsible for supervising the operations of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC. Chatterjee Advisors is managed and controlled by Dr. Chatterjee.

                  Chatterjee Management serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC. Chatterjee Management is managed and controlled by Dr. Chatterjee.

                  Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting

                                                             Page 10 of 21 Pages


and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of securities (including the Shares) held for the account of each of Winston LDC and Winston LLC.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  i)        Winston L.P. is a Delaware limited partnership;

                  ii)       CFM is a Delaware limited partnership;

                  iii) Winston LDC is a Cayman Islands exempted limited duration company;

                  iv)       Winston LLC is a Delaware limited liability company;

                  v) Chatterjee Advisors is a Delaware limited liability company;

                  vi)       Chatterjee Management is a Delaware Corporation; and

                  vii)      Dr. Chatterjee is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  833960107

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of April 18, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Each of Winston L.P. and CFM may be deemed to be the beneficial owner of the 41,640 Shares held for the account of Winston Partners L.P.

                                                             Page 11 of 21 Pages


                  (ii) Winston LDC may be deemed the beneficial owner of the 111,041 Shares held for its account.

                  (iii) Winston LLC may be deemed the beneficial owner of 55,519 Shares held for its account.

                  (iv) Each of Chatterjee Management and Chatterjee Advisors may be deemed the beneficial owner of 166,560 Shares. This number consists of (A) 111,041 Shares held for the account of Winston LDC and (B) 55,519 Shares held for the account of Winston LLC.

                  (v) Dr. Chatterjee may be deemed the beneficial owner of 208,200 Shares. This number consists of (A) 41,640 Shares held for the account of Winston L.P., (B) 111,041 Shares held for the account of Winston LDC,
                            (C) 55,519  Shares  held for the  account of Winston
                            LLC.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of Winston L.P. and CFM may be deemed to be the beneficial owner constitutes approximately 1.12% of the total number of Shares outstanding.

                  (ii) The number of Shares of which Winston LDC may be deemed to be the beneficial owner constitutes approximately 2.98% of the total number of Shares outstanding.

                  (iii) The number of Shares of which Winston LLC may be deemed to be the beneficial owner constitutes approximately 1.49% of the total number of Shares outstanding.

                  (iv) The number of Shares of which each of Chatterjee Advisors and Chatterjee Management may be deemed to be the beneficial owner constitutes approximately 4.47% of the total number of Shares outstanding.

                  (v) The number of Shares of which Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 5.59% of the total number of Shares outstanding.

                                                             Page 12 of 21 Pages




Item 4(c)         Number of shares as to which such person has:

     Winston L.P.
     ------------

     (i)   Sole power to vote or to direct the vote:                      41,640

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:         41,640

     (iv)  Shared power to dispose or to direct the disposition of:            0

     CFM
     ---

     (i)   Sole power to vote or to direct the vote:                      41,640

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:         41,640

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Winston LDC
     -----------

     (i)   Sole power to vote or to direct the vote:                     111,041

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        111,041

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Winston LLC
     -----------

     (i)   Sole power to vote or to direct the vote:                      55,519

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:         55,519

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Chatterjee Advisors
     -------------------

     (i)   Sole power to vote or to direct the vote:                     166,560

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        166,560

                                                             Page 13 of 21 Pages


     (iv)  Shared power to dispose or to direct the disposition of:            0

     Chatterjee Management
     ---------------------

     (i)   Sole power to vote or to direct the vote:                     166,560

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        166,560

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Dr. Chatterjee
     --------------

     (i)   Sole power to vote or to direct the vote:                     208,200

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        208,200

     (iv)  Shared power to dispose or to direct the disposition of:            0


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The partners of Winston L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                  (ii) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                  (iii) The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.

                  Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P. and Winston LLC. Winston LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P. and Winston LDC. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the account of Winston L.P. Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LDC and Winston LLC.

                                                             Page 14 of 21 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.                    Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                             Page 15 of 21 Pages




                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  April 18, 2000                   WINSTON PARTNERS, L.P.

                                        By:  Chatterjee Fund Management, L.P.,
                                             General Partner

                                             By:  Purnendu Chatterjee,
                                                  General Partner


                                                  By:  /S/ PETER HURWITZ
                                                       -------------------------
                                                       Peter Hurwitz
                                                       Attorney-in-Fact

Date:  April 18, 2000                   CHATTERJEE FUND MANAGEMENT, L.P.

                                        By:  Purnendu Chatterjee,
                                             General Partner


                                             By:  /S/ PETER HURWITZ
                                                  ------------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


Date:  April 18, 2000                   WINSTON PARTNERS II LDC


                                        By:  /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


Date:  April 18, 2000                   WINSTON PARTNERS II LLC

                                        By:  Chatterjee Advisors LLC,
                                             its Manager


                                             By:  /S/ PETER HURWITZ
                                                  ------------------------------
                                                  Peter Hurwitz
                                                  Manager

                                                             Page 16 of 21 Pages




Date:  April 18, 2000                       CHATTERJEE ADVISORS LLC


                                            By:      /S/ PETER HURWITZ
                                                     ---------------------------
                                                     Peter Hurwitz
                                                     Manager

Date:  April 18, 2000                       CHATTERJEE MANAGEMENT COMPANY


                                            By:      /S/ PETER HURWITZ
                                                     ---------------------------
                                                     Peter Hurwitz
                                                     Vice President

Date:  April 18, 2000                       PURNENDU CHATTERJEE


                                            By:      /S/ PETER HURWITZ
                                                     ---------------------------
                                                     Peter Hurwitz
                                                     Attorney-in-Fact

                                                             Page 17 of 21 Pages




                                  EXHIBIT INDEX
                                                                        Page No.
                                                                        --------


A.       Power of Attorney,  dated as of May 31, 1995, granted by
         Dr. Purnendu Chatterjee in favor of Mr. Peter Hurwitz...             18

B.       Power of Attorney, dated as of October 25, 1996, granted
         by Winston Partners II LDC in favor of Mr. Peter Hurwitz             19

C.       Joint Filing  Agreement,  dated as of April 18, 2000, by
         and  among  Winston  Partners,   L.P.,  Chatterjee  Fund
         Management,  L.P.,  Winston  Partners  II  LDC,  Winston
         Partners II LLC,  Chatterjee  Advisors  LLC,  Chatterjee
         Management Company and Dr. Purnendu Chatterjee..........             20